

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 12, 2018

Alexandru Curiliuc
President
Moveix Inc.
Strada Veronica Micle 15 BL. 17
SC A ET 1 ATP 6
Suceava Romania S5 720217

     Re: Moveix Inc.
              Form 10-K for Fiscal Year Ended May 31, 2017
              Filed September 12, 2017
              File No. 333-214075

Dear Mr. Curiliuc:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Lyn Shenk

                       Lyn Shenk
                       Branch Chief
                       Office of Transportation and Leisure